02042539

PT Multimedia

July 8, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

RECD S.E.C.
JUL 8 - 2002
1086

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release of the Company announcing the resolution of certain legal proceedings.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

dlw 7/15

PT – Multimédia,
Serviços de Telecomunicações e Multiméda, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

PT Multimedia

PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, n.º 208, 1069-203 Lisboa
Collective Person n.º 504 453 513
Registered in the Lisbon Registrar of Companies under n.º 8357
Share Capital: 78,448,464 Euros

Material Event

Lisbon, Portugal, July 5, 2002 – PT Multimedia announces that it was notified today of a decision of the Lisbon Commerce Court upholding as valid the withdrawal of a claim filed with the purpose of declaring null and void the resolution of shareholders of PT Multimedia, passed at the General Meeting held in September 19, 2001, which approved the share capital increase related to the tender offer for PT-Multimedia.com shares.

Once this court decision becomes final and effective, pursuant to paragraph b) of article 25 of the Securities Code, the 29,926,128 shares, issued in connection with the aforementioned capital increase that currently constitute a separate class of shares for trading purposes PTMX (ISIN code: PTPTM5AM0011, central code: PTM5AM) will be fungible with the 79,949,000 PT Multimedia shares traded under the symbol PTM (ISIN code: PTPTM0AM0008, central code: PTM AM).

In addition, PT Multimedia was notified today of another decision of the Lisbon Commerce Court upholding as valid the withdrawal of a claim filed with the purpose of declaring null and void the resolution of shareholders of PT Multimedia, passed at the General Meeting held in March 2000, which approved the increase of PT Multimedia's share capital from EUR 40,000,000 to EUR 42,323,600 completed in April 2000. Such share capital increase followed the acquisition of Zip.net, S.A., and was fully subscribed for by PT Investimentos, SGPS, S.A. (subsequently merged with Portugal Telecom, SGPS, S. A.), through the conversion of an existing shareholders loan to PT Multimedia into share capital.

Once this court decision becomes final and effective, pursuant to paragraph b) of article 25 of the Securities Code, the 4,647,200 shares issued to Portugal Telecom in connection with the aforementioned capital increase that currently constitute a separate class of shares for trading purposes PTMY (ISIN code: PTPTM8AM0000, central code: PTM8AM) will be fungible with the 79,949,000 PT Multimedia shares traded under the symbol PTM (ISIN code: PTPTM0AM0008, central code: PTM AM). Also, the 2,323,600 shares within the class PTMW (ISIN code: PTPTM6AM0002, central code: PTM6AM) that Portugal Telecom was entitled to acquire in connection with PT Multimedia's share capital increase in August 2001, as a result of having acquired 4,647,200 shares in connection with the increase of PT Multimedia's share capital in April, 2000, will be fungible with the 79,949,000 PT Multimedia shares traded under the symbol PTM (ISIN code: PTPTM0AM0008, central code: PTM AM).

Once these court decisions and the decision announced yesterday become final and effective, the PTMW, PTMX, PTMY and PTMZ classes of PT Multimedia shares will be fungible with the PTM class of shares and all PT Multimedia ordinary shares will be traded as PTM shares.

Contacts:

PT Multimedia
Lídia Falcão, Investor Relations Lidia.m.falcao@pt-multimedia.pt
Tel.: + 351 21 78 24725

PT Multimedia

Fax: + 351 21 78 24735